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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934



                              RailAmerica, Inc.
                       ------------------------------
                              (Name of Issuer)

                                Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)

                                 750753-10-5
                       ------------------------------
                               (CUSIP Number)

                                John C. Drake
                     Drake, Goodwin & Co. (Bermuda) Ltd.
                                 Cedar House
                               41 Cedar Avenue
                                Hamilton HM12
                                   Bermuda
                                (809) 295-244
             --------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   5/17/96
                            --------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                    Name of Reporting Person
         1          S.S. or I.R.S. Identification No. of Above Person

                                  DRAKE, GOODWIN & CO. (BERMUDA) LTD.
- --------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group*
                                                                       (a)  / /
                                                                       (b)  / /

- --------------------------------------------------------------------------------
         3          SEC Use Only

- --------------------------------------------------------------------------------
         4          Source of Funds                WC
- --------------------------------------------------------------------------------
         5          Check Box if Disclosure of Legal Proceedings
                    is Required Pursuant to Items 2(d) or 2(e)
                                                                           [ ]
- --------------------------------------------------------------------------------
         6          Citizenship or Place of Organization
                                         BERMUDA
- --------------------------------------------------------------------------------
   Number of      7   Sole Voting Power           333,600
- --------------------------------------------------------------------------------
    Shares        8   Shared Voting Power            0
- --------------------------------------------------------------------------------
 Beneficially     9   Sole Dispositive Power      333,600
 Owned by Each
- --------------------------------------------------------------------------------
Reporting Person  10  Shared Dispositive Power       0
     With
- --------------------------------------------------------------------------------
         11         Aggregate Amount Beneficially Owned by Each Reporting
                    Person         333,600
- --------------------------------------------------------------------------------
         12         Check Box if the Aggregate Amount in Row (11) Excludes
                    Certain Shares                      [ ]
- --------------------------------------------------------------------------------
         13         Percent of Class Represented by Amount in Row (11)

                             7.1% of shares of Common Stock.
- --------------------------------------------------------------------------------
         14         Type of Reporting Person IV
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


ITEM 1.   Security and Issuer

         This statement relates to the Common Stock, par value $.001 per share (the "Common Stock") of RailAmerica, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 301 Yamato Road, Suite 2222, Boca Raton, Florida 33431.

ITEM 2.   Identity and Background

         This schedule is being filed by Drake, Goodwin & Co. (Bermuda) Ltd. ("Drake, Goodwin"), a Bermuda corporation. Drake, Goodwin's principal office is located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. Drake, Goodwin's principal business is investments.

         Set forth in Schedule A, which is attached hereto and incorporated by reference, is the name, citizenship and present principal occupation or employment of each of the executive officers and directors of Drake, Goodwin.

         During the last five years, neither Drake, Goodwin nor, to the best knowledge of Drake, Goodwin, any executive officer, director or controlling person of Drake, Goodwin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Drake, Goodwin nor, to the best knowledge of Drake, Goodwin, any executive officer, director or controlling person of Drake, Goodwin has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock owned by Drake, Goodwin were purchased by Drake, Goodwin for an aggregate cash consideration of $1,211,962.50, including brokerage commissions, using funds constituting working capital of Drake, Goodwin.

Item 4.  Purpose of Transaction.

         Drake, Goodwin purchased the shares of Common Stock reported herein in order to obtain an equity interest in the Issuer. Drake Goodwin is presently considering the acquisition of additional shares of Common Stock (subject to market conditions and any required filings with governmental authorities) in privately negotiated or open- market transactions. Depending upon Drake, Goodwin's evaluation of the Issuer's business and prospects and upon future developments, market conditions and alternative investment opportunities and uses of funds, Drake, Goodwin may determine to increase, decrease or dispose of its holdings of shares of Common Stock in one or more privately negotiated or open- market transactions or otherwise on such terms and at such times as Drake, Goodwin considers desirable.

         Other than as described above, Drake, Goodwin has no present plans or proposals that relate to or would result in any of the actions set forth in sub-paragraphs (a)-(j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         As of the close of business on July 17, 1996, Drake, Goodwin beneficially owned 333,600 shares of Common Stock. Such shares constituted approximately 7.1% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as set forth in the Issuer's Form 10-Q for the fiscal quarter ended March 31, 1996.

         Set forth in Schedule B, which is attached hereto and incorporated by reference, is a schedule of all transactions in shares of Common Stock effected by Drake, Goodwin during the past 60 days. In each case, the transaction was effected by Drake, Goodwin on the Nasdaq National Market through normal brokerage transactions. Except as described above, neither Drake, Goodwin nor, to the best knowledge of Drake, Goodwin, any executive officer, director or controlling person of Drake, Goodwin owns beneficially any shares of Common Stock or has engaged in any transactions in shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Neither Drake, Goodwin nor, to the best knowledge of Drake, Goodwin, any executive officer, director or controlling person of Drake, Goodwin has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 17, 1996

                                        DRAKE, GOODWIN & CO. (BERMUDA) LTD.

                                        By:  /s/ John C. Drake
                                           ------------------------------
                                           Name:  John C. Drake
                                           Title: President

                                                                      Schedule A

Directors and Executive Officers of Drake, Goodwin & Co. (Bermuda) Ltd.

         Set forth below are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of Drake, Goodwin.


=========================================================================================================
  Name & Business                         Present Principal Occupation                        Citizenship
  Address                                        or Employment
- ---------------------------------------------------------------------------------------------------------
  John C. Drake . . . . . . . . . . .     Mr. Drake is President and a Director of Drake,     Canadian
  Drake, Goodwin & Co. (Bermuda)          Goodwin & Co. (Bermuda) Ltd.
  Ltd.
  140 Fullerton Avenue, Suite 2004
  London, Ontario, N6A 5P2
  Canada
- ---------------------------------------------------------------------------------------------------------
  Christopher Goodwin . . . . . . . .     Mr. Goodwin is Vice President and a Director of     Canadian
  Drake, Goodwin & Co. (Bermuda) Ltd.     Drake, Goodwin & Co. (Bermuda) Ltd.
  140 Fullerton Avenue, Suite 2004
  London, Ontario, N6A 5P2
  Canada
- ---------------------------------------------------------------------------------------------------------
  Peter Bubenzer  . . . . . . . . . .     Mr. Bubenzer is a Director of Drake, Goodwin        Bermuda
  Appleby, Spurling & Kemp                Co. (Bermuda) Ltd. and a lawyer with the firm of
  Cedar House                             Appleby, Spurling & Kemp, Hamilton, Bermuda
  41 Cedar Avenue
  Hamilton, HM12, Bermuda
- ---------------------------------------------------------------------------------------------------------
  Timothy J. Counsell . . . . . . . .     Mr. Counsell is the secretary and a Director of     Bermuda
  Appleby, Spurling & Kemp                Drake, Goodwin & Co. (Bermuda) Ltd. and a lawyer
  Cedar House                             with the firm of Appleby, Spurling & Kemp,
  41 Cedar Avenue                         Hamilton, Bermuda
  Hamilton, HM12, Bermuda
=========================================================================================================


                                                                      Schedule B

Date                         No. of Shares             Purchase Price Per Share

5/17/96                      60,000                    $  3.50
6/11/96                      35,000                       3.50
6/21/96                      30,000                       3.56125
6/28/96                      25,000                       3.56125
7/12/96                       5,000                       3.9375